UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-55522

NATIONAL WESTERN LIFE GROUP, INC.*

(Exact name of registrant as specified in its charter)

10801 N. Mopac Expy Bldg 3

Austin, Texas 78759

(512) 836-1010

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:	One (1)*

*	On July 9, 2024, National Western Life Group, Inc. (the “Company”), S. USA Life Insurance Company, Inc. (“SUSA”) and PGH Merger Inc. (“Merger Sub”) completed the transactions contemplated by that certain Agreement and Plan of Merger, dated as of October 8, 2023, by and among the Company, SUSA and Merger Sub, including Merger Sub merging with and into the Company (the “Merger”) with the Company surviving the Merger as a wholly owned subsidiary of SUSA.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	July 19, 2024	By:	/s/ Zachary Jones
		Name:	Zachary Jones
		Title:	Chief Financial Officer